

December 21, 2012

Via E-mail
Mr. Vincent F. Palagiano
Chairman and Chief Executive Officer
Dime Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York 12111

Re: Dime Community Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed November 13, 2012
Form 10-Q/A for the Period Ended September 30, 2012
Filed November 15, 2012
File No. 001-34292

Dear Mr. Palagiano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q/A filed for the Period Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Result of Operations

Asset Quality – Temporary Loan Modifications, page 41

1. For each of the loans that received temporary loan modifications please address the following:
   - The types of loan as well as the nature and terms of the initial loans made;
   - The nature and terms of the temporary loan modifications;
   - Address whether the delay in payment amounts to be received were determined to be insignificant under ASC 310-40-15-17; and
   - Of the loans that were outstanding at December 31, 2011 address the specific reasons for the decrease in these types of loans, which occurred during the interim periods of fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3492.

Sincerely,

/s/ Amit Pande   for

John P. Nolan
Senior Assistant Chief Accountant